EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions, except ratio amounts)

	Six Months Ended June 30,		Twelve Months Ended, December 31,
	2018	2017	2017	2016	2015	2014	2013

Income from continuing operations before income taxes	$230.9	$127.5	$259.9	$201.6	$217.7	$121.4	$692.1

Share of undistributed (income) loss from 50%-or-less-owned affiliates, excluding affiliates with guaranteed debt	(0.3)	(0.4)	(0.8)	(0.9)	(0.8)	(0.6)	(0.4)
Amortization of capitalized interest	0.1	0.3	0.4	0.6	0.6	0.9	(1.3)
Interest expense	20.7	16.4	37.1	33.5	33.4	28.7	24.4
Interest portion of rental expense	2.2	2.2	4.4	4.8	4.8	5.2	8.0
Earnings	$253.6	$146.0	$301.0	$239.6	$255.7	$155.6	$722.8

Interest	20.9	16.7	37.8	34.6	33.4	30.4	37.1
Interest portion of rental expense	2.2	2.2	4.4	4.8	4.8	5.2	8.0
Fixed Charges	$23.1	$18.9	$42.2	$39.4	$38.2	$35.6	$45.1

Ratio of Earnings to Fixed Charges	10.98	7.72	7.13	6.08	6.69	4.37	16.03